                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                           REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2003
                                            --------

                      Commission File Number: 333-100069
                                              ----------

                               NETEASE.COM, INC.

                             Suite 1901, Tower E3
                          The Towers, Oriental Plaza
                              Dong Cheng District
                  Beijing, People's Republic of China 100738
                   (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X   Form 40-F
                                 -----           ------

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes          No  X
                                  -------    ------

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N.A.__

                 The index of exhibits may be found at Page 2

                               NETEASE.COM, INC.

                                   Form 6-K

                               TABLE OF CONTENTS


Notice of Annual General Meeting of Shareholders and Proxy Statement for 2003 Annual General Exhibit 99.1
  Meeting

Form of Proxy Card for Holders of Ordinary Shares                                            Exhibit 99.2

Form of Voting Instruction Card to The Bank of New York for Holders of American Depositary   Exhibit 99.3
  Shares

                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          NETEASE.COM, INC.

                                          By: /s/  Ted Sun
                                             -------------------------
                                          Name: Mr. Ted Sun
                                          Title: Acting Chief Executive Officer
                                                 and Director

Date: May 6, 2003

                                                                   Exhibit 99.1
                               NetEase.com, Inc.
                       Suite 1901, Tower E3, The Towers
                 Oriental Plaza, Dong Cheng District, Beijing
                       People's Republic of China 100738

               NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                          To Be Held on June 5, 2003

   NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of NetEase.com, Inc. will be held on June 5, 2003 at 10:00 a.m., Beijing time, at our principal executive offices, Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing, People's Republic of China, for the following purposes:

    1. To re-elect seven directors to serve for the ensuing year and until their successors are elected and duly qualified.

    2. To appoint PricewaterhouseCoopers as independent auditors of NetEase.com, Inc. for the fiscal year ending December 31, 2003.

    3. To approve AS A SPECIAL RESOLUTION the proposal "THAT the articles numbered 114 to 117 (inclusive) in NetEase.com, Inc.'s Articles of Association be and are hereby deleted in their entirety." This would remove the provisions related to the composition, duties and operations of the audit committee of the board of directors, which provisions will be replaced by a new audit committee charter that has been adopted by the board of directors and will become effective upon shareholder approval of this proposal as a special resolution.

    4. To authorize NetEase.com, Inc.'s board of directors, in its discretion, to cause NetEase.com to repurchase ordinary shares or American Depositary Receipts representing ordinary shares of NetEase.com from time to time and at any time through open-market transactions, block purchases or privately negotiated transactions at such prices and terms as determined by the board of directors, out of funds legally available therefore and subject to applicable law; provided that no such share repurchase shall be implemented for the purpose of materially reducing the liquidity of NetEase.com's securities on the Nasdaq National Market or of engaging in a "going private" transaction.

    5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

   The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on April 22, 2003 are entitled to vote at the annual general meeting.

                                          FOR THE BOARD OF DIRECTORS


                                          /s/ Ted Sun
                                          -----------------------------

                                          Ted Sun
                                          Member of the Board of Directors and
                                            Acting Chief Executive Officer

Beijing, China
May 5, 2003

                            YOUR VOTE IS IMPORTANT

To ensure your representation at the annual meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope. If you attend the meeting, you may vote in person even if you returned a proxy.

                               NETEASE.COM, INC.

                                PROXY STATEMENT

General

   We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on June 5, 2003 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our principal executive offices, Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing, People's Republic of China 100738.

   This proxy statement and the form of proxy are first being mailed to shareholders on or about May 5, 2003.

Revocability of Proxies

   Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Mr. Denny Lee, our Chief Financial Officer and a director, if you hold our ordinary shares, or to The Bank of New York if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

   Shareholders of record at the close of business on April 22, 2003 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. At the record date, 3,126,654,089 of our ordinary shares, par value US$0.0001 per share, were issued and outstanding, of which approximately 1,335,402,800 were represented by ADSs. The presence of at least two ordinary shareholders in person or by proxy will constitute a quorum for the transaction of business at the annual general meeting; provided, however, that in no case shall such quorum represent less than 33 1/3% of our outstanding ordinary shares.

Voting and Solicitation

   Each share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

   The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of our common stock or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of shares of common stock and ADSs for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

   When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted FOR proposals 1, 2, 3 and 4 and in the proxy holder's discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

   The Bank of New York, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the shares represented by the ADSs, only The Bank of New York may vote those shares at the annual general meeting.

   The Bank of New York and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

   If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by The Bank of New York from a holder of ADSs prior to the annual general meeting, The Bank of New York will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the annual general meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

Deadline for Shareholder Proposals

   Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2004 annual general meeting must be received by January 5, 2004 at Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing, People's Republic of China 100738 and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card. If Denny Lee, our Chief Financial Officer and a director, is not notified of a shareholder proposal by March 21, 2004, then the proxies held by our management provide discretionary authority to vote against such shareholder proposal at the 2004 annual general meeting, even though such shareholder proposal is not discussed in the proxy statement.

                                  PROPOSAL 1

                             ELECTION OF DIRECTORS

   The board of directors has nominated all of our seven current directors for re-election at the 2003 annual general meeting. Each director to be elected will hold office until the next annual general meeting of shareholders and until such director's successor is elected and is duly qualified, or until such director's earlier death, bankruptcy, insanity, resignation or removal. All of the nominees, other than Ronald Lee, Michael Leung and Joseph Tong, have been previously elected by our shareholders. Our Articles of Association presently authorize up to ten board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

   Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the seven nominees named below. The board has no reason to believe that each of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

   The names of the nominees, their ages as of April 22, 2003 and the principal positions with NetEase held by them are as follows:

       Name              Age Position
       ----              --- --------
       William Ding..... 31  Director and Chief Architect
       Ted Sun.......... 35  Director and Acting Chief Executive Officer
       Denny Lee........ 35  Director and Chief Financial Officer
       Ronald Lee....... 38  Director
       Michael Leung (1) 49  Director
       Joseph Tong (1).. 40  Director
       Michael Tong (1). 31  Director

--------
(1) Member of the audit committee. Mary Nee was a member of our audit committee until May 15, 2002 when she stepped down from that committee, and our board appointed John Lau to fill the vacancy. Ms. Nee later resigned from our board in July 2002. In addition, on June 5, 2002, Kathy Xu resigned from our board and the audit committee, and Ronald Lee was appointed on that day to fill both vacancies. Michael Leung replaced Mr. Lee on the audit committee on July 11, 2002 when he was appointed to our board. On March 14, 2003, Mr. Lau resigned from our board and the audit committee, and on March 25, 2003, Joseph Tong was appointed to fill both vacancies.

   Directors Nominated for Election at the Annual General Meeting

   William Ding, our founder, has served as a director since July 1999 and as our Chief Architect since March 2001. From June 2001 until September 2001,
Mr. Ding served as our acting Chief Executive Officer and acting Chief Operating Officer. Mr. Ding also stepped down as Chairman of the Board of Directors in September 2001 (the company currently has no permanently appointed Chairman). From July 1999 until March 2001, Mr. Ding served as Co-Chief Technology Officer, and from July 1999 until April 2000, he also served as our interim Chief Executive Officer. Mr. Ding established Guangzhou Netease, our affiliate, in May 1997. Prior to establishing Guangzhou Netease, Mr. Ding spent one year at Guangzhou Feijie Co. as a systems analyst, from June 1996 to April 1997, one year at Sybase (China) as a project manager, from May 1995 to May 1996, and two years at China Telecom Ningbo Branch as a technical engineer, from June 1993 to May 1995. Mr. Ding holds a Bachelor of Science degree in Communication Technology from the University of Electronic Science and Technology of China.

   Ted Sun has served as a director since December 1999 and as our acting Chief Executive Officer from September 2001 following William Ding's resignation from that position. Mr. Sun also worked as our consultant from July 2001 until September 2001. From July 2000 until September 2001, he served as Chief Financial Officer of Infoserve Technology. Prior to that, Mr. Sun held various positions with Bear Stearns Asia Limited from November 1996 to May 2000, culminating in the position of Managing Director. Prior to November 1996, Mr. Sun was an assistant director with Peregrine Capital Limited. Mr. Sun received a Bachelor of Science degree in Economics from the Wharton School of Business, University of Pennsylvania in 1988.

   Denny Lee has served as a director and as our Chief Financial Officer since April 2002. Previously, he was our Financial Controller from November 2001 until that time. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years, culminating in the position of Senior Manager in one of the audit departments where he specialized in auditing international clients. During his employment with KPMG, he also worked with a number of Chinese companies with respect to accounting and other aspects of their initial public offerings on the Hong Kong Stock Exchange, due diligence work in relation to potential investments in Chinese companies and financial and operational reviews of Chinese companies in connection with proposed investments in such companies by foreign investors. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Society of Accountants and The Chartered Association of Certified Accountants.

   Ronald Lee was appointed to our board on June 5, 2002. He is the managing director and co-founder of BEENET, an Internet consulting and solutions services provider established in November 1999. Prior to that, he was a corporate finance senior manager at Cable & Wireless HKT, where he worked from 1995 to 1999. Mr. Lee also worked for Royal Trust in Toronto and Hong Kong and Peregrine Capital Limited and Peregrine Direct Investment Limited in Hong Kong. Mr. Lee received his Master of Business Administration degree with specialization in accounting and finance from the University of Western Ontario in 1992 and his Bachelor of Science degree in Accounting and Finance from Georgetown University in 1987.

   Michael Leung has been one of our directors since July 11, 2002. Since April 2002, he has been a consultant with Koffman Securities, a brokerage firm in Hong Kong. From February 1999 to September 2001, he was a director at Emerging Markets Partnership (Hong Kong) Limited, which is the principal adviser to the AIG Asian Infrastructure Fund L.P. Prior to that, from November 1997 to October 1998, he was a Director of Warburg Dillon Read where he was involved in corporate finance activities in China. From January 1994 to August 1997, he was a Director of Crosby Securities heading the Corporate Finance Division covering the Hong Kong and China markets. He was also a Director of Peregrine Capital Limited from January 1992 to December 1993 where he was responsible for marketing Peregrine's corporate finance services in Hong Kong and China.
Mr. Leung received a Bachelor's Degree in Social Sciences from the University of Hong Kong with a major in accounting, management and statistics.

   Joseph Tong is a director and co-founder of TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and China which was established in December 2002. At TLM Apparel, Mr. Tong is engaged in establishing offices and operations in Hong Kong and China, setting up accounting and internal control policies and overseeing the company's overall operations. Prior to that, from September 2000 to September 2002, he was the e-Commerce Director of the Asia Region for Universal

Music Limited where he was responsible for forming e-business development strategies and overseeing new promotional opportunities. He was also an Associate Director of Softbank China Venture Investments Limited from August 1999 to September 2000 and of Nomura China Investments Limited from October 1996 to July 1999. In those positions, he was primarily involved in identifying and evaluating potential venture capital investments, negotiating investment terms and structure and overseeing the businesses of portfolio companies.
Mr. Tong has also worked at Prosberg Limited, a management consulting company, Wharf Cable Limited and Ernst & Young. Mr. Tong has a Bachelor of Science degree and Second Honour Degree in Accounting and Statistics from the University of Southampton, England. He is a member of the American Institute of Certified Public Accountants and has served as a director since March 25, 2003.

   Michael Tong is currently an Executive Director with techpacific.com Venture Capital Limited. In that capacity, he is primarily responsible for portfolio management of the funds managed by techpacific.com and its subsidiaries. Prior to coming to techpacific.com in December 2000, Mr. Tong worked at Softbank China Venture Investments Limited in Hong Kong, where he was responsible for the evaluation, financial modeling, due diligence review and structuring of Softbank's investments. He also worked at Nomura China Venture Investments Limited, Jardine Fleming Securities Limited and Ernst & Young, all in Hong Kong. Mr. Tong graduated with a Bachelor of Business Administration from the University of Wisconsin, Madison with a major in Accounting and an extra concentration in Computer Science in 1993. He is a member of the American Institute of Certified Public Accountants and has passed all three levels of the Chartered Financial Analyst Examination. Mr. Tong has served as a director since December 1999.

   The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote.

                 THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
               THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

Relationships Among Directors or Executive Officers; Right to Nominate Directors

   There are no family relationships among any of the directors or executive officers of our company.

   The News Corporation Limited had the right to nominate one director to our board, and, upon nomination, certain of our shareholders holding a majority of our outstanding shares were obligated to vote their shares in favor of such nominated director. Two of our prior directors, Lawrence J. Smith and John Lau, were nominated and elected to our board in this manner. However, this right terminated in March 2003 when The News Corporation Limited sold a portion of its shares in our company. See "Related Party Transactions" in this proxy statement.

Meetings and Committees of the Board of Directors

   During the year 2002, our board met in person or passed resolutions by unanimous written consent 17 times. No director attended fewer than 75% of all the meetings of our board and its committees on which he or she served after becoming a member of our board.

   Our board has one active committee, the audit committee. Our board has also maintained a compensation committee, but as discussed below, that committee currently does not have the requisite number of members as required by its charter and has, therefore, been inactive. Our board does not have a nominating committee or a committee performing the functions of a nominating committee.

   At the beginning of 2002, our audit committee consisted of Mary Nee, Kathy Xu and Michael Tong. Ms. Nee and Ms. Xu stepped down from that committee on May 15 and June 5, 2002, respectively (Ms. Nee later resigned from our board in July 2002 and Ms. Xu resigned from our board at the same time she resigned from the audit committee). John Lau filled the vacancy on the audit committee created by Ms. Nee's resignation, and Ronald Lee initially replaced Ms. Xu on the audit committee until Michael Leung was appointed to our board and audit committee on July 11, 2002. Mr. Lau subsequently resigned from our board and audit committee on March 14, 2003, and Joseph Tong was appointed to fill both vacancies. Our audit committee is currently comprised of Michael Tong, Joseph Tong and Michael Leung. In 2002, our audit committee held six formal meetings.

   Each member of our audit committee satisfies the "independence" requirements of the National Association of Securities Dealers' listing standards. The audit committee reports to our board regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management's procedures and policies relative to the adequacy of our internal accounting controls.

Compensation Committee Interlocks and Insider Participation

   At the beginning of 2002, our compensation committee was comprised of Michael Tong, Mary Nee and Kathy Xu. Ms. Nee and Ms. Xu resigned from this committee on May 15, 2002 and June 5, 2002, respectively, and to date, the vacancies have not been filled. The charter for the compensation committee requires that it have at least two members, and accordingly, the compensation committee has been inactive and held no meetings in 2002.

   Prior to it becoming inactive, the compensation committee's functions were to review and make recommendations to our board regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee reviewed bonus and stock compensation arrangements for all of our other employees. These duties have been performed by our full board of directors since the compensation committee became inactive.

   No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

Compensation of Directors

   In 2002, we paid each of Michael Tong, Michael Leung and Ronald Lee US$1,000 per month for their services as non-executive directors for a total of US$12,000, US$5,652 and US$6,000, respectively. Other than Messrs. Tong, Leung and Lee, we did not pay any other compensation in any form to our non-executive directors in 2002. In 2002, we also granted stock options under our 2000 Stock Incentive Plan to our two executive directors, Ted Sun and Denny Lee, as set forth in the table entitled "Option Grants in Last Fiscal Year" below.

   All of our current directors have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Cayman law, our charter documents or other applicable law, those directors from any liability or expenses, unless the liability or expense arises from the director's own willful negligence or willful default. The indemnification agreements also specify the procedures to be followed with respect to indemnification.

Legal Proceedings

   Beginning in October 2001, four substantially identical purported class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York naming the Company, certain of its current and former officers and directors, and the underwriters of the Company's initial public offering (Merrill Lynch, Pierce, Fenner & Smith, Inc., Deutsche Bank Securities, Inc., Chase Securities, Inc., Salomon Smith Barney, Inc. and UBS Warburg LLC) as defendants. These complaints were subsequently consolidated into a single action. In general, the complaints allege, among other things, that (i) the Company's initial public offering violated the securities laws because the financial statements accompanying the offering's registration statement misstated the Company's revenue; and (ii) the Company committed securities fraud by materially misstating the Company's revenue in its 2000 financial statements.

   On August 29, 2002, the parties to the above-referenced litigation entered into a Memorandum of Understanding for the settlement of this litigation. Subsequently, the plaintiffs in this litigation conducted confirmatory discovery to determine if the settlement is fair, reasonable and adequate. The discovery has been completed, and on January 31, 2003, the parties entered into a Stipulation and Agreement of Settlement. The court preliminarily approved this settlement on February 25, 2003, and all persons who purchased the Company's American Depositary Shares during the period from July 3, 2000 to August 31, 2001 were certified as a single class. Subsequently, notice was sent to the class, and the court will hold a hearing before it gives final approval to the settlement. The aggregate settlement amount for all claims in this litigation is US$4.35 million, which amount has been paid by the Company into an escrow account pending such final court approval. If the settlement is not approved by the court or is otherwise terminated by its terms, then, among other consequences, the parties shall revert to their litigation positions as of August 29, 2002. Potential members of the class no longer have the right to opt out of this settlement and pursue their own claims.

   Further, in January 2003, our affiliate, Guangzhou NetEase Computer System Co. Ltd., was named in a copyright infringement lawsuit in China, and the plaintiffs have claimed damages of US$1 million. We intend to vigorously defend our position and believe the ultimate resolution of the matter will not have a material financial impact on our company.

                                  PROPOSAL 2

                     RATIFICATION OF INDEPENDENT AUDITORS

   Our board recommends that PricewaterhouseCoopers be appointed as our independent auditors for the year ending December 31, 2003. Arthur Andersen . Hua Qiang audited our financial statements from our formation in July 1999 through fiscal year 2002. Following their dissolution, our board of directors appointed PricewaterhouseCoopers as our independent auditors in July 2002.

   In the event our shareholders fail to ratify the appointment, our board of directors will reconsider its selection. Even if the selection is ratified, our board of directors or, if proposal 3 is approved by our shareholders, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the directors or audit committee, as the case may be, believe that such a change would be in the best interests of our company and shareholders.

   A representative of PricewaterhouseCoopers is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

   The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 2.

      THE BOARD RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AS OUR INDEPENDENT AUDITORS FOR THE YEAR ENDING
                              DECEMBER 31, 2003.

                                  PROPOSAL 3

                   AMENDMENT OF OUR ARTICLES OF ASSOCIATION

Introduction

   You are being asked to amend our Articles of Association to remove the provisions related to the composition, duties and operations of the audit committee of our board of directors, which provisions are attached to this proxy statement as Exhibit A (articles numbered 114 to 117 (inclusive)). If this proposal is approved by SPECIAL RESOLUTION of our shareholders, our audit committee will operate in accordance with the charter which is attached to this proxy statement as Exhibit B (unless it is amended or replaced by the board, following shareholder approval of this proposal). The new charter has already been approved by our board. As a result, the audit committee would continue to exist, but the committee's governing provisions would be taken out of our Articles of Association and, in effect, moved (with certain amendments discussed below) to a separate board-approved charter.

Purpose of the Proposal; Background

   The purpose of this amendment is to two-fold:

   (1) to ensure that the audit committee is operating in accordance with the requirements of new U.S. laws and the listing requirements of the Nasdaq National Market, and

   (2) to provide our board with the flexibility on an ongoing basis to amend the provisions governing the audit committee in order to address future changes in applicable law and in the financial reporting processes and management needs of our company.

   In July 2002, the U.S. Congress passed the Sarbanes-Oxley Act of 2002 which resulted in numerous changes to the U.S. securities laws. In particular, pursuant to that act the U.S. Securities and Exchange Commission (referred to as the SEC) has adopted rules that mandate that the audit committees of U.S. listed companies such as NetEase be responsible for the appointment, compensation, retention and oversight of the work of our independent auditors. Under these new rules, the audit committee must also have the authority to engage independent counsel and other advisers, as it deems necessary to carry out it duties, and preapprove all auditing services and non-audit services provided by our independent auditors. Further, the new rules change the definition of who constitutes an "independent director" (see below). Certain of these rules have already come into effect with the remainder becoming effective at various points over the course of the next several months and years. Failure to comply with certain of these rules will result in our company being delisted from the Nasdaq National Market pursuant to new listing requirements Nasdaq will be adopting at the instruction of the SEC. In addition, the Nasdaq National Market may adopt additional restrictions or requirements in this regard to the extent they are not inconsistent with the Sarbanes-Oxley Act and the SEC's new rules.

   Currently, the provisions which govern our audit committee, which, as noted above, appear in our Articles of Association, provide the committee with significant flexibility in the performance of its duties. However, they do not specifically authorize or direct the audit committee to perform all of the functions described above and the existing provisions regarding eligibility for membership on the committee conflict with the SEC's new independence requirements. Accordingly, our board of directors has concluded that the provisions governing the audit committee should be updated.

   Our Articles of Association provide that its provisions, including those related to the audit committee, may be amended only upon the affirmative vote of two-thirds of the shares present in person or represented by proxy and voting at a shareholder meeting. Obtaining this approval is necessarily a time-consuming and expensive process, and in this era of rapid regulatory and market changes, our board of directors has determined that the interests of our company and shareholders would be best served if it were given the flexibility to amend the audit committee's governing provisions from time to time without seeking shareholder approval. As a result, the board is asking that you approve the removal of these provisions from our Articles of Association. Following approval of this proposal, our audit committee will operate in accordance with the charter attached as Exhibit B. This charter has been approved by our board and, because it would not be a part of our Articles of Association, could be amended or replaced by our directors in the future as they deem appropriate in the exercise of their fiduciary duties.

   The board believes that approval of this proposal will not only bring our audit committee into compliance with the new U.S. securities regulations and listing requirements of the Nasdaq National Market, but will also allow our audit committee to quickly and efficiently adapt to future changes in applicable law and the needs of our company, thereby creating a highly flexible and responsive audit committee that can work effectively with our management and board. To achieve this goal, the new charter states that the audit committee is expected to review and assess the adequacy of the charter annually.

Summary of the Existing Audit Committee Provisions and New Charter

   Please note that the following is only a summary of the provisions of our Articles of Association regarding the audit committee and the new audit committee charter and is qualified in its entirety by the text of those documents which are attached to this proxy statement.

   The existing audit committee provisions in our Articles of Association and the new audit committee charter set out the same basic purpose for the committee: to oversee the accounting and financial reporting processes of our company and the audits of our financial statements. Although the new charter elaborates more on the specific activities this oversight must or may entail than is contained in our Articles, both focus on, among other things, the audit committee's interaction with and supervision of management and our independent auditors in connection with our accounting and financial reporting, the integrity of our internal controls and procedures and the independence of our independent auditors.

   The new charter also contains a number of provisions that do not appear in our Articles of Association, principally to comply with the various new SEC rules which either are effective currently or will become effective at specified dates in the future, as discussed above. These include the following:

  . Committee Member Independence. The new charter provides that each member of the audit committee must be independent, which is defined as a person:

       1. who accepts no consulting, advisory or other compensatory fee from our company other than in his or her capacity as a member of the committee, our board or any other committee of our board or is not otherwise an affiliated person of our company,

       2. who is free from any relationship that, in the opinion of our board, would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director, and

       3. who otherwise satisfies the then current laws applicable to members of the audit committee and the listing rules of any securities exchange or securities quotation system on which any of our securities are listed.

       This contrasts with the existing provisions which allows a director to serve as long as, among other requirements, he or she did not receive compensation from our company in excess of US$60,000 during the previous year, other than compensation for board service, benefits under a tax-qualified plan or non-discretionary compensation. The existing provisions were based on Nasdaq regulations that will soon be superseded by the new Nasdaq regulations which have been mandated by the SEC.

  . Financial Expert. The new charter states that our board shall use its best efforts to ensure that at least one member of the audit committee qualifies as a "financial expert," which is a defined term in the Sarbanes-Oxley Act.

  . Independent Counsel and Other Advisors. The new charter empowers the audit committee to engage independent counsel and other advisers, as it deems appropriate to carry out its duties, as will be required under the Sarbanes-Oxley Act.

  . Responsibility to Preapprove all Audit and Non-Audit Services. The new charter directs that the audit committee shall preapprove all auditing services and non-audit services provided by our independent auditors and consider whether such services are permissible under applicable law (also a Sarbanes-Oxley Act requirement). The committee may also delegate to one or more of its members the authority to grant such preapprovals.

  . Internal Disclosure Control Task Force. The new charter directs the audit committee, in consultation with management, to cooperate with and, if deemed appropriate by the committee, oversee any internal disclosure control task force or other group within our company which is charged with gathering information for our public reports and filings, considering the materiality of such information, determining disclosure obligations and related activities.

  . Procedures for Complaints. In accordance with the Sarbanes-Oxley Act, the audit committee is instructed in the new charter to establish procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Required Vote; Recommendation

   The affirmative vote of the holders of two-thirds of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 3.

             THE BOARD RECOMMENDS A VOTE FOR THE AMENDMENT OF OUR
                           ARTICLES OF ASSOCIATION.

                                  PROPOSAL 4

         AUTHORIZATION OF THE BOARD OF DIRECTORS TO CAUSE OUR COMPANY
                           TO REPURCHASE OUR SHARES

   At the annual general meeting, shareholders are requested to authorize our board of directors, in its discretion, to cause us to repurchase our ordinary shares or American Depositary Receipts representing ordinary shares from time to time and at any time through open-market transactions, block purchases or privately negotiated transactions at such prices and terms as determined by the board of directors, out of funds legally available therefore and subject to applicable law. No such share repurchase shall be implemented, however, for the purpose of materially reducing the liquidity of our securities on the Nasdaq National Market or of engaging in a "going private" transaction.

   If this proposal is approved, our board of directors would not be required to implement any share repurchase program and would only do so if it determined that such program would be in the best interests of our company and shareholders. At this time, our board of directors believes that the most likely purposes for implementing a share repurchase program would be to take advantage of what it considers to be undervaluation of our shares in the financial marketplace and to use excess cash balances. However, such a program may be implemented for any other purpose deemed appropriate by our board, including, without limitation, to provide consideration in the context of an acquisition or an exchange of our shares.

   Our board of directors would have sole responsibility for determining the price and terms of any repurchase, the amount of the repurchase and its timing. We may employ brokers and other parties from time to time to assist us in effecting any share repurchases. Any of our ordinary shares or American Depositary Receipts which are repurchased would be cancelled and would be returned to the pool of authorized but unissued shares. To date, we have never repurchased any of our ordinary shares or American Depositary Receipts.

   We and our board of directors fully intend to comply with all applicable U.S., PRC and other laws in connection with any repurchases we may make. If this proposal is approved, the shareholders' authorization will remain valid until our shareholders adopt a new resolution which expressly modifies or terminates the effect of this authorization.

Required Vote; Recommendation

   The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 4.

                      THE BOARD RECOMMENDS A VOTE FOR THE
AUTHORIZATION OF THE BOARD OF DIRECTORS TO CAUSE OUR COMPANY TO REPURCHASE OUR
                                    SHARES.

                               OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

   The following table sets forth certain information known to us with respect to the beneficial ownership as of March 31, 2003 by:

  . all persons who are beneficial owners of five percent or more of our ordinary shares,

  .   each director and nominee,

  . our current Acting Chief Executive Officer, our Chief Financial Officer and our former Chief Technology Officer (referred to in this proxy statement as the "Named Executive Officers"), and

  .   all current directors and executive officers as a group.

   As of March 31, 2003, 3,117,037,889 shares of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission (SEC) governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest.

                                                                                        Number of Shares
                                                                                    -----------------------
                                                                                       Beneficially Owned
                                                                                    -----------------------
                                      Name                                             Number     Percentage
---------------------------------------------------------------------------------   ------------- ----------
5% Shareholders
Shining Globe International Limited/William Ding (1)............................... 1,731,201,900    55.5%
  Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing,
  People's Republic of China

Yongping Duan and Xin Liu..........................................................   205,000,000     6.6%
  1706 Rada Road
  City of Industry, CA 91745

Named Executive Officers and Directors (2)
Jack Xu (3)........................................................................    32,136,900     1.0%
Denny Lee (4)......................................................................     3,000,000       *
Ted Sun (5)........................................................................    27,700,000       *
Ronald Lee.........................................................................            --       *
Michael Leung......................................................................            --       *
Michael Tong.......................................................................            --       *
Joseph Tong........................................................................            --       *

All current directors and executive officers as a group (7 persons) (6)............ 1,761,901,900    56.5%

--------
*  Less than 1%

(1) Shining Globe International Limited is 100% owned by William Ding, our founder, Chief Architect and a director.
(2) The address of our current Named Executive Officers and directors is c/o NetEase.com, Inc., Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing, People's Republic of China 100738.
(3) Mr. Xu resigned from our company in June 2002. The shares listed represent all shares that were issued to Mr. Xu pursuant to his exercise of certain stock options following his resignation. Based on a review of public filings with the SEC, we cannot determine whether Mr. Xu still holds such shares or has acquired any additional shares in our company.
(4) Represents shares subject to stock options exercisable within 60 days of March 31, 2003.
(5) Includes 600,000 shares subject to stock options exercisable within 60 days of March 31, 2003.
(6) Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Ding. This amount also includes 3,600,000 shares subject to stock options currently exercisable or exercisable within 60 days of March 31, 2003.

Disclosure of Fees Charged by Independent Accountants

   The following information summarizes the fees charged by Arthur Andersen . Hua Qiang (our independent accountants until June 2002) and
PricewaterhouseCoopers (our independent accountants from June 2002 until the present time) for certain services rendered to our company during 2001 and 2002:

   Audit Fees. Fees for our calendar year audit and reviews of the quarterly financial statements for the years ended December 31, 2001 and December 31, 2002 totaled approximately US$681,209 and US$368,000, respectively. We also incurred fees in the year ended December 31, 2001 relating to the audit work for the year 2000 which was performed in 2001, totaling approximately US$200,296.

   Audit Related Fees. None.

   Tax Fees. The aggregate fees incurred by our company for certain tax compliance and advisory services for the years ended December 31, 2001 and December 31, 2002 totaled approximately US$25,790 and US$37,000, respectively.

   Fees for Financial Information Systems Design and Implementation. None.

   All Other Fees. All other fees incurred by our company for the year ended December 31, 2001 totaled approximately US$833,486. These fees were related to Arthur Andersen . Hua Qiang's investigation into the circumstances which necessitated the restatement of our financial statements for the year ended December 31, 2000 as mentioned above. There were no other auditor fees incurred during the year ended December 31, 2002.

Summary Compensation Table

   The following table sets forth certain information concerning compensation paid during 2002, 2001 and 2000 to our company's Named Executive Officers:

                                                Annual              Long-Term
                                             Compensation         Compensation
                                          ---------------    -----------------------
                                                             Restricted
                                                               Stock     Securities   All Other
                                   Fiscal Salary    Bonus      Awards    Underlying  Compensation
   Name and Principal Position      Year  (US$)    (US$)(1)    (US$)     Options (#)    (US$)
   ---------------------------     ------ ------- --------   ----------  ----------- ------------
Ted Sun (2).......................  2002  226,000 200,000     346,625(3) 15,000,000    333,072(4)
   Acting Chief Executive Officer   2001   73,000 165,000(5)   73,035(3)         --     12,400(6)
   and a Director                   2000       --      --          --     1,200,000         --
Denny Lee (7).....................  2002  158,000  80,000          --    10,000,000    137,507(8)
   Chief Financial Officer and a    2001   12,273   3,800          --            --      3,138(9)
   Director                         2000       --      --          --            --         --
Jack Xu (10)......................  2002  116,000      --          --            --    154,978(11)
   Chief Technology Officer         2001  211,750  60,000          --    35,050,000     94,545(12)
                                    2000  119,736  30,000          --    33,605,500     12,300(13)

--------
(1) Includes bonus amounts in the year earned, rather than in the year in which such bonus amount was paid or is to be paid.
(2) Mr. Sun, one of our directors, became our acting Chief Executive Officer on September 11, 2001 following Mr. Ding's resignation from that position.
(3) Pursuant to the terms of his employment agreement, Mr. Sun received cash payments sufficient for him to purchase an aggregate of 25,000,000 of our ordinary shares from us at a price of US$0.006492 per share (equivalent to US$0.6492 per American Depositary Share) over an 18-month period. Our board of directors set the per share purchase price at the fair market value of the shares, which was deemed to be the last closing price on Nasdaq prior to the grant of these subscription rights. In each of 2001 and 2002, we paid Mr. Sun US$73,035 to purchase 11,250,000 of such shares in accordance with his subscription schedule. The dollar amounts listed in this column were calculated by multiplying the amount of shares purchased in each year by the closing price of our American Depositary Shares (divided by 100 to determine the per ordinary share price) on the date of each such purchase or the last closing price in the case of shares purchased while trading in our American Depositary Shares was suspended on Nasdaq in 2001.
(4) Represents a housing allowance of US$35,100 paid by our company on behalf of Mr. Sun and US$297,972 for Chinese individual income taxes which accrued in the year 2002 with respect to Mr. Sun's compensation in that year and which our company will pay in 2003 on his behalf.
(5) This amount constituted a sign-on bonus which was paid in two installments: one of US$75,000 upon Mr. Sun's commencement of employment and the second of US$60,000 on January 2, 2002. It also included a year-end performance bonus of US$30,000.

(6) Represents a housing allowance paid by our company on behalf of Mr. Sun.
(7) Mr. Lee joined our company as Financial Controller in November 2001 and became our Chief Financial Officer in April 2002.
(8) Represents a housing allowance of US$23,349 paid by our company on behalf of Mr. Lee and a cash living allowance of US$19,800 paid to Mr. Lee. This amount also includes US$94,358 for Chinese individual income taxes which accrued in the year 2002 with respect to Mr. Lee's compensation in that year and which our company will pay in 2003 on his behalf.
(9) Represents a housing allowance of US$1,166 paid by our company on behalf of Mr. Lee and a cash living allowance of US$1,972 paid to Mr. Lee.
(10) Mr. Xu joined our company as Co-Chief Technology Officer in May 2000 and became our Chief Technology Officer in March 2001. Mr. Xu resigned from our company in June 2002.
(11) Represents miscellaneous payments totaling US$141,778 to Mr. Xu upon his resignation from our company in June 2002 and a housing allowance of US$13,200 paid by our company on behalf of Mr. Xu prior to his resignation.
(12) Represents US$24,665 for a housing allowance paid by our company on behalf of Mr. Xu and a US$69,880 payment towards Mr. Xu's taxes.
(13) Represents a housing allowance paid by our company on behalf of Mr. Xu.

   We have entered into an employment agreement and a non-competition agreement with Ted Sun, as described below. We have also entered into a new employment agreement with Denny Lee who was named our Chief Financial Officer in April 2002 after having served as our Financial Controller since November 2001.

   Ted Sun. In September 2001, we entered into an employment agreement with Ted Sun which originally provided for an annual salary of US$240,000. His annual salary was subsequently lowered to US$216,000 in June 2002. In addition, Mr. Sun received a sign-on bonus of US$135,000 which was paid in two installments in September 2001 and January 2002 and year-end performance bonuses of US$30,000 and US$200,000 in 2001 and 2002, respectively. Further, he received cash payments sufficient for him to purchase from us an aggregate of 25,000,000 of our ordinary shares at a price of US$0.006492 per share over an 18-month period ending in March 2003. Mr. Sun is also entitled to receive a housing allowance.

   In addition, we also entered into a non-competition agreement with Mr. Sun which obligates Mr. Sun to keep all proprietary information regarding our company confidential, except in limited circumstances. This agreement also prohibits Mr. Sun from obtaining an ownership interest in (unless the total investment represents less than 5% of the total equity of the competitor and the competitor is a listed company), or employment with, any of our competitors during his employment with us and for one year thereafter. During that same period, he may not solicit or encourage any of our officers or employees to terminate their employment with us, except when done in the course of his job with NetEase.

   Denny Lee. In April 2002, we entered into a new employment agreement with Denny Lee in connection with his promotion to the position of Chief Financial Officer. This agreement provides for an annual salary of US$158,000, plus a discretionary bonus to be determined by our company. Mr. Lee's discretionary bonus in 2002 was US$80,000. He is also entitled to receive a housing allowance and tax equalization benefits. If Mr. Lee's employment is terminated for any reason other than his death, disability or pursuant to one of the statutory bases for terminating employees without notice under Hong Kong law, he shall be entitled to severance pay in the amount of six months of his then current base salary.

   This agreement also prohibits Mr. Lee, during his employment with us and for six months thereafter, from obtaining an ownership interest in (unless the total investment represents less than 5% of any single class of shares of the competitor and the competitor is a listed company), or employment with, any company which carries on a business in Hong Kong or China which competes with our company and in which Mr. Lee was involved at any time during the last two years of his employment or in relation to which he acquired any confidential information during the course of his employment. During that same period, he may not solicit, entice or hire any of our employees or customers. Mr. Lee has also entered into a proprietary information agreement which obligates him to keep all proprietary information regarding our company confidential, except in limited circumstances.

Option Grants in Last Fiscal Year

   The following table sets forth information regarding stock options granted to the Named Executive Officers during 2002:

                                                          Potential Realizable
                                                          Value at Assumed Annual
                                                          Rate of Stock Price
                                                          Appreciation for Option
                          Individual Grants                    Term (3)
            --------------------------------------------- -----------------------
                       % of Total
                        Options
            Number of   Granted
            Securities     to
            Underlying Employees  Exercise
             Options   in Fiscal  Price per  Expiration
    Name     Granted    Year (1)  Share (2)     Date         5%          10%
    ----    ---------- ---------- --------- -------------  ---------   ---------
  Ted Sun.. 15,000,000   14.31%   US$0.007   July 6, 2005 US$16,551   US$34,755
  Denny Lee 10,000,000    9.54%   US$0.007  April 4, 2007 US$19,340   US$42,736
  Jack Xu..         --      --          --             --        --          --

--------
(1) Based on a total of 104,811,000 options granted to employees of NetEase in 2002, including options granted to the Named Executive Officers but excluding all options which were granted and terminated in that same year.
(2) The exercise price per share of options granted represented the fair market value of the underlying shares of ordinary shares on the date the options were granted.
(3) The potential realizable value is calculated based upon the term of the option at its time of grant. It is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

   The following table sets forth certain information with respect to stock options exercised by the Named Executive Officers during 2002. In addition, the table sets forth the number of shares covered by stock options as of December 31, 2002, and the value of "in-the-money" stock options, which represents the difference between the exercise price of a stock option and the market price of the shares subject to such option on December 31, 2002.

                                 Number of Securities
                                Underlying Unexercised     Value of Unexercised
                                      Options at          In-the-Money Options at
                                 December 31, 2002 (#)    December 31, 2002 (US$)
                               ------------------------- -------------------------
            Shares     Value
          Acquired on Realized
  Name     Exercise   (US$)(1) Exercisable Unexercisable Exercisable Unexercisable
  ----    ----------- -------- ----------- ------------- ----------- -------------
Ted Sun        -- --    -- --  10,200,000    6,000,000     984,900       645,000
Denny Lee      -- --    -- --       -- --   10,000,000       -- --     1,075,000
Jack Xu   32,136,900  752,616       -- --        -- --       -- --         -- --

--------
(1) The value realized upon the exercise of stock options represents the positive spread between the exercise price of stock options and the fair market of the shares subject to such options on the exercise date.

Related Party Transactions

   Our business was founded in June 1997. In July 1999, we established a new holding company, NetEase.com, Inc., in the Cayman Islands. In September 1999, we restructured our operations in order to comply with increasing regulation of the Internet industry in China. As part of this restructuring, substantially all of Guangzhou Netease Computer System Co., Ltd.'s, or Guangzhou Netease, fixed and intangible assets and existing Internet applications, services and technologies were acquired by Netease Information Technology (Beijing) Co., Ltd., or Netease Beijing, a wholly owned subsidiary of NetEase formed in August 1999. Guangzhou Netease, which is 80% owned by our founder, Chief Architect, majority shareholder and a director, William Ding, has received approval from the Guangzhou telecommunications administrative authorities to provide Internet content services, and its 80% owned subsidiary, Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, holds a license to operate an advertising business.

   NetEase and Netease Beijing entered into a series of agreements with Guangzhou Netease, Guangyitong Advertising and the shareholders of Guangzhou Netease and Guangyitong Advertising under which we provide our Internet and e-commerce applications, services and technologies and advertising services to Guangzhou Netease and Guangyitong Advertising, and Guangzhou Netease and Guangyitong Advertising operate the NetEase Web sites and our online advertising business. We do not believe NetEase and Netease Beijing could have obtained these agreements, taken as a whole, from unrelated third parties. We believe that the terms of each agreement are no less favorable than the terms that we could obtain from disinterested third parties. Guangzhou Netease is one of a limited number of companies in China to have secured approval from the Guangzhou telecommunications administrative authorities to engage in the Internet content provider business. Through our agreements, we have the exclusive right to benefit from this approval. In addition, we have secured significant rights over

Guangyitong Advertising and the ultimate shareholders of Guangyitong Advertising and have obtained the commitment of the ultimate shareholders of Guangyitong Advertising to allow it to direct the policies and management of the ongoing activities of Guangyitong Advertising. We believe that the shareholders of Guangzhou Netease and Guangyitong Advertising will not receive material benefits from these agreements except as shareholders of NetEase. Because of the uncertain and changing legal and regulatory environment in China, most of these agreements have terms of one year, except for the Domain Names License Agreement between NetEase and Guangzhou Netease which has a term of five years, and the Operating Agreement among Netease Beijing, Guangyitong Advertising and the ultimate shareholders of Guangyitong Advertising which has a term of twenty years. In addition, the Voting Rights Trust Agreement among Netease Beijing and William Ding and Bo Ding (William Ding's brother), as ultimate shareholders of Guangyitong Advertising has a term of ten years. These agreements are described below.

  . Domain Name License Agreement between NetEase and Guangzhou Netease. NetEase granted Guangzhou Netease the right to use the domain names "netease.com," "163.com," "126.com," "yeah.net" and "nease.net" on the NetEase Web sites in China for license fees of RMB10,000 per year. NetEase may waive this fee in the future. By a Supplemental Agreement entered into between the parties in May 2000, the term of this agreement has been extended from one year to five years.

  . Copyright License Agreement between Netease Beijing and Guangzhou Netease. Netease Beijing granted Guangzhou Netease the right to use Netease Beijing's Web page layout in China for a royalty of RMB10,000 per year. Netease Beijing may waive this fee in the future.

  . Trademark License Agreement between Netease Beijing and Guangzhou Netease. Netease Beijing granted Guangzhou Netease a license to use Netease Beijing's registered trademarks on the NetEase Web sites in China for license fees of RMB10,000 per year. Netease Beijing may waive this fee in the future.

  . Exclusive Technical Services Master Agreement between Netease Beijing and Guangzhou Netease. Netease Beijing provides Guangzhou Netease with technical services for the operation of the NetEase Web sites, including:

       -  server maintenance;

       -  server application software development;

       -  Internet application software development;

       -  training; and

       -  e-commerce related services.

       Guangzhou Netease pays monthly service fees to Netease Beijing based on the actual operating circumstances of the parties. Netease Beijing may unilaterally adjust such fees. Netease Beijing is Guangzhou Netease's exclusive provider of these services.

       Netease Beijing has the right to transfer and sell its interests in this Exclusive Technical Services Master Agreement or any other agreements between it and Guangzhou Netease.

  . Exclusive Consulting and Services Agreement between Netease Beijing and Guangyitong Advertising. Netease Beijing provides Guangyitong Advertising with technical consulting and related services for all advertisements published on the NetEase Web sites. Guangyitong Advertising submits designs of advertisements to be published on the NetEase Web sites, and Netease Beijing completes the related technical work and delivers the completed advertisements to Guangyitong Advertising. Guangyitong Advertising pays fees to Netease Beijing based on the actual operating circumstances of the parties, which consist of substantially all of Guangyitong Advertising's advertising revenue, net of the related business tax and cultural development fee. Netease Beijing may unilaterally adjust such fees. Netease Beijing will be Guangyitong Advertising's exclusive provider of these services. The initial term of this agreement is 10 years from February 3, 2000.

  . Exclusive Advertising Agency Agreement between NetEase and Guangzhou Netease. Guangzhou Netease appointed NetEase as its advertising agent to solicit advertising customers on behalf of Guangzhou Netease in markets outside of China. NetEase pays Guangzhou Netease 10% of the total advertising revenue under this agreement per month.

  . Online Advertising Agreement between Guangzhou Netease and Guangyitong Advertising, as amended by a Supplemental Agreement entered into in May 2000. Guangzhou Netease sells all of the banner space on the NetEase Web sites to Guangyitong Advertising and publishes the advertisements provided by Guangyitong Advertising on the banner space purchased by Guangyitong Advertising. Guangyitong Advertising pays Guangzhou Netease RMB 10,000 per year. Guangzhou Netease may waive this fee in the future. The initial term of this agreement is 10 years from February 3, 2000.

  . Trademark Transfer Agreement between Guangzhou Netease and Netease Beijing. Guangzhou Netease has agreed to transfer its registered trademarks to Netease Beijing.

  . Supplemental Agreement between Netease Beijing and Guangzhou Netease. Netease Beijing may not grant the license to use its domain name, copyright and trademark to any third party without Guangzhou Netease's consent and may not provide technical service to any third party.

  . Operating Agreement among Netease Beijing, Guangyitong and the ultimate shareholders of Guangyitong Advertising. To ensure the successful performance of the various agreements between the parties, Guangyitong Advertising and its ultimate shareholders have agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity or operations of Guangyitong Advertising without the prior written consent of Netease Beijing.

       The parties have agreed that upon Netease Beijing's determination and at any time when Netease Beijing is able to obtain approval to invest in and operate all or any part of Guangyitong Advertising, Netease Beijing will acquire all of the assets or equity interests of Guangyitong Advertising, to the extent permitted by Chinese law. The consideration for such acquisitions will be based on the book value of Guangyitong Advertising at the time of acquisition.

       Netease Beijing has agreed that it will provide performance guarantees and guarantee loans for working capital purposes to the extent required by Guangyitong Advertising for its operations.

       The ultimate shareholders of Guangyitong Advertising have agreed that upon instruction from Netease Beijing, they will appoint or terminate Guangyitong Advertising's board members, General Manager, Chief Financial Officer and other senior officers.

       Netease Beijing has the right to transfer and sell its interests in the Operating Agreement or any other agreements between it and Guangyitong Advertising. The term of this agreement is 20 years from February 3, 2000.

    . Shareholder Voting Rights Trust Agreement among William Ding, Bo Ding and Netease Beijing. Bo Ding irrevocably appoints Netease Beijing to represent him to exercise all the voting rights to which he is entitled as a shareholder of Guangyitong Advertising and William Ding and Bo Ding agree to cause Guangzhou Netease to irrevocably appoint Netease Beijing to represent Guangzhou Netease to exercise all the voting rights to which Guangzhou Netease is entitled as a shareholder of Guangyitong Advertising. The term of this agreement is ten years from May 12, 2000.

    . Termination Agreements between Netease Beijing and Guangzhou Netease. Netease Beijing and Guangzhou Netease terminated previously existing contracts related to Netease Beijing's rights with respect to the operation of Guangzhou Netease, the lease of equipment from Netease Beijing to Guangzhou Netease and the sublease of leased lines from Netease Beijing to Guangzhou Netease. Under the Termination Agreements, Netease Beijing agrees to provide without charge to Guangzhou Netease equipment related to the operation of Internet information services.

    . Agreement between Netease Beijing and Guangzhou Netease. Netease Beijing agrees to pay the operating costs of Guangzhou Netease.

    . Letter of Agreement. Each of William Ding and Bo Ding have agreed that any amendments to be made to the Exclusive Consulting and Services Agreement, the Shareholder Voting Rights Trust Agreement, and the Operating Agreement described above, as well as all other agreements to which Guangzhou Netease, Guangyitong Advertising and/or William Ding and Bo Ding are parties, shall be subject to the approval by the vote of a majority of our board, excluding the vote of William Ding. Messrs. Ding have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of NetEase, Guangzhou Netease or Guangyitong Advertising, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of our board.

   Voting Arrangement. The News Corporation Limited had the right to nominate one director to our board of directors, and certain of our shareholders holding a majority of our outstanding shares, including our largest shareholder, Shining Globe, were obligated to vote their shares in favor of the appointment of its nominated director. However, The News Corporation's right to nominate one director and certain of our shareholders', including Shining Globe's, agreement to vote their shares in favor of the director nominated by The News Corporation irrevocably terminated in March 2003 when its share ownership fell below 4.25% of our total issued and outstanding share capital.

   Co-Sale Rights. Under the terms of the investors' rights agreement among The News Corporation, Shining Globe and certain other shareholders, The News Corporation had the right, at its option, to sell its shares if Shining Globe proposed to sell any of its shares, on the same terms and conditions as Shining Globe. This right also irrevocably terminated in March 2003 because its share ownership fell below 4.25% of our total issued and outstanding share capital.

   Strategic Alliance with The News Corporation. In March 2000, we issued 2,560,556 of our Series B preference shares to Best Alliance Profits Limited, a company controlled by The News Corporation Limited, in exchange for US$35 million in cash together with on-air advertising and promotional services. In connection with this issuance, we entered into an agreement with News Digital Ventures, an affiliate of The News Corporation Limited, which provides for cooperation between us and The News Corporation. As part of the consideration for the issuance of our Series B preference shares, The News Corporation and its affiliates agreed to provide us with on-air advertising and promotional inventory with a value of US$5 million on The News Corporation's media properties, including Channel [V], ESPN Star Sports, Phoenix TV and STAR TV. We agreed to use at least US$1 million of the inventory within one year, and at least US$2 million in each of the next two years. As of March 31, 2003, we had used US$3 million of the inventory and, pursuant to a supplemental agreement with The News Corporation, we are now entitled to use the remaining US$2 million of the inventory by March 28, 2004. In addition, The News Corporation and its affiliates agreed to spend US$5 million on on-line advertising on the NetEase Web sites of which US$1 million had been spent as of March 31, 2003. In accordance with our supplemental agreement, they are obligated to spend the remaining amount by March 28, 2004.

   All other aspects of our strategic cooperation agreement with The News Corporation terminated in March 2003.

   Share Transfers to Certain Senior Management Personnel and Key Employees. In 1999, Shining Globe International Limited, which is 100% owned by William Ding, our founder, Chief Architect, majority shareholder and a director, agreed to transfer an aggregate of 109,694,200 ordinary shares to certain senior management personnel and key employees. These share transfers were effected in January 2000. The share transfer commitments were made to provide incentives to senior management personnel and key employees to join our company. The fair market value of these shares as of the date of such agreement (RMB45.4 million or US$5.5 million) was charged to our earnings in 1999 as share compensation costs in accordance with U.S. GAAP, with a corresponding increase in additional paid-in capital. Furthermore, in March 2000, January 2001, January 2002 and January 2003, William Ding transferred 1,945,200, 8,757,100, 4,609,000 and
4,609,000 shares, respectively, to certain employees. The total estimated fair value of these shares, valued at US$0.05 per share at the date of grant, is recognized as deferred compensation, which are amortized over the related vesting periods.

   Except for the voting arrangements described above, our major shareholders do not have different voting rights than any of our other shareholders.

   Loans and Advances. We have entered into loan agreements with four related parties, the proceeds of which were used to purchase our ADSs, in the aggregate principal amount of approximately US$777,000. The loans bear an interest rate of five percent and became due one year from the date of disbursement of the loan proceeds. As of March 31, 2003, US$667,000 of the outstanding principal amount had been repaid. Although we have attempted to recover the remaining unpaid balance of these loans, we can provide no assurance that we will be able to recover such amount. In addition, we loaned US$250,000 to a former employee of our company pursuant to an oral arrangement, which was repaid in full in January 2003. We previously made full provision for these loans in our audited financial statements for the year 2001, which impacted our statement of operations in that period. The amounts repaid in 2003 discussed above will be reflected in our statement of operations for the first quarter of 2003.

   We also loaned US$235,000 to William Ding, our founder, Chief Architect, majority shareholder and a director. This loan was repaid in full in March 2003.

   Transactions with BEENET. Mr. Ronald Lee, who was appointed to our board of directors on June 5, 2002, is the managing director and co-founder of BEENET, an Internet consulting and solutions services provider. In 2000, 2001 and 2002, BEENET entered into a series of transactions with our company whereby BEENET provided Internet consulting services for our main Web site and our corporate Web site and assisted in the design and production of a television commercial for us, in exchange for an aggregate amount of approximately US$550,000. BEENET also placed advertisements on the NetEase Web sites in 2001.

                COMPENSATION REPORT FROM THE BOARD OF DIRECTORS

   Following the resignations of Mary Nee and Kathy Xu from the compensation committee in 2002, the compensation committee has been inactive because it did not, and does not at this time, have at least two members as required by that committee's charter. The full board of directors thereafter assumed the duties of the compensation committee (with executive directors abstaining from any decision that would affect them personally). These duties include reviewing and making determinations regarding compensation policies and all forms of compensation to be provided to NetEase's executive officers and directors and administering the NetEase.com, Inc. 1999 Stock Incentive Plan and 2000 Stock Incentive Plan. The power to award options under those plans for non-executive officers has been delegated to NetEase's chief executive officer.

   The fundamental policy of the board of directors is to provide NetEase's chief executive officer and other executive officers with competitive compensation opportunities based upon their contribution to the financial success of the company and their personal performance. It is the board's objective to have a substantial portion of each officer's compensation contingent upon the company's performance as well as upon his or her own level of performance. Accordingly, the compensation package for the chief executive officer and other executive officers is comprised of three elements: (i) base salary which reflects individual performance and is designed primarily to be competitive with salary levels in the industry, (ii) annual variable performance awards payable in cash, and (iii) long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and the company's shareholders. As an executive officer's level of responsibility increases, it is the intent of the board to have a greater portion of his or her total compensation be dependent upon company performance and stock price appreciation rather than base salary.

   NetEase's executive compensation is intended to be consistent with leading companies in the Internet and telecommunications industries while being contingent upon achievement of near- and long-term corporate objectives. For the calendar year 2002, the principal measures the board looked to in evaluating the company's progress toward these objectives were growth in revenue, net profits and usage of the NetEase Web sites and the increase in the company's stock price on Nasdaq.

   Executive compensation is based on three components, each of which is intended to serve the overall compensation philosophy.

   Base Salary. The base salary for each officer is determined on the basis of the following factors: experience, personal performance, the average salary levels in effect for comparable positions within and without the industry and internal comparability considerations. The weight given to each of these factors differs from individual to individual, as the board deems appropriate. In selecting comparable companies for the purposes of maintaining competitive compensation, the board considers many factors including geographic location, growth rate, annual revenue and profitability, and market capitalization. The board also considers companies outside the industry which may compete with NetEase in recruiting executive talent.

   Annual Incentive Compensation. Bonuses for executives are intended to be used as an incentive to encourage management to perform at a high level or to recognize a particular contribution by an employee. Generally, the higher the employee's level of responsibility, the larger the portion of the individual's compensation package that may be represented by a bonus. Annual bonuses are earned by each executive officer primarily on the basis of the Company's achievement of certain corporate financial performance goals established for each fiscal year or designated individual goals. The actual bonus paid for the year to each of the Named Executive Officers is indicated in the Bonus column of the Summary Compensation Table.

   Long-Term Compensation. The board believes that stock ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. Stock options and stock subscription arrangements (like the one provided to the company's Chief Executive Officer) are also used to retain executives and motivate them to improve long-term stock market performance. Factors considered in making an award of stock options or stock subscription arrangements include the individual's position in the company, his or her performance and responsibilities, and internal comparability considerations.

   Each option grant under the 2000 Stock Incentive Plan allows the employee to acquire ordinary shares at a fixed price per share over a specified period of time of not more than 10 years. The board determines the vesting schedule of awards granted to executive officers under the plan.

   The exercise price of incentive stock options must be at least equal to the fair market value of the company's shares on the date of grant, and the term of the option must not exceed ten years. The purchase price of non-qualified stock options is typically at least 85% of the fair market value of the company's shares on the date of grant. With respect to an employee who owns shares possessing more than 10% of the voting power of all classes of outstanding capital, the exercise price of any incentive stock option must equal at least 110% of the fair market value of the company's shares on the date of grant and the term of the option must not exceed five years. The exercise or purchase price of other awards will be such price as determined by the board. Employees are responsible in all cases for any tax expense associated with the grant, holding or exercise of these stock options.

   As a result of these provisions, the option will provide a return to the executive officer only if the executive officer remains employed by the company during the vesting period, and then only if the market price of the underlying shares appreciates over the option term. The board does not adhere to any specific guidelines as to the relative option holdings of the company's executive officers. The actual options granted to each of the Named Executive Officers in the Summary Compensation Table is indicated in the Long-Term Compensation column.

   The board suspended the 1999 Stock Incentive Plan in February 2000, meaning that no new awards will be granted under that plan unless the board makes it effective again. All outstanding awards already granted under the 1999 Stock Incentive Plan will remain in full force and effect in accordance with the applicable award agreement and that plan as if that plan had not been suspended.

   Stock subscription arrangements, whereby the company issues a specified number of shares over a period of time while the recipient is employed by the company, are made outside of the company's stock incentive plans and the terms are individually tailored for each recipient.

   Compensation of the Chief Executive Officer. The compensation of the Chief Executive Officer is reviewed annually on the same basis as discussed above for all executive officers. Our current acting Chief Executive Officer, Ted Sun, who assumed this position in September 2001 currently receives a base salary of US$216,000. In determining his base salary, the board compared the base salaries of chief executive officers at other companies of similar size. His salary was also established in part by evaluating the company's ability to recruit a suitable person for this position, either on a permanent or interim basis.

                                    The Board of Directors

                                    William Ding   Michael Tong
                                    Ted Sun        Joseph Tong
                                    Denny Lee      Michael Leung
                                    Ronald Lee

                            AUDIT COMMITTEE REPORT

   The audit committee has reviewed and discussed NetEase's audited financial statements with management and has discussed certain required matters with its independent auditors, in accordance with Statement of Auditing Standards ("SAS") No. 61, as amended by SAS No. 90. NetEase's independent auditors also provided written documentation to the audit committee, describing all relationships between the auditors and the company that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, discussed with the auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors' independence.

   Based on the above-mentioned review and discussions with management and the independent auditors, the audit committee recommended to the board that the company's audited financial statements be included in its Annual Report on Form 20-F for the year ended December 31, 2002. The audit committee also recommended the appointment of the independent auditors and the board concurred in such recommendation.

                                          Audit Committee

                                          Michael Tong
                                          Michael Leung

Note: Joseph Tong joined our board and audit committee on March 25, 2003, which was after the principal discussions and determinations noted in the foregoing audit committee report occurred. Accordingly, he did not participate in the preparation of, and has not delivered, this report.

                            STOCK PERFORMANCE GRAPH

   The following graph compares the cumulative total shareholder return data for our ADSs, each of which represents 100 of our ordinary shares, since July 6, 2000 (the date on which our ADSs were first publicly offered) against the cumulative return over such period of:

   . The Nasdaq National Market Composite Index, and

   . the Goldman Sachs Internet Index.

   The graph assumes that US$100 was invested on July 6, 2000 in our ADSs and in each of the comparative indices. The graph further assumes that such amount was initially invested in the ADSs at a per share price of US$15.50, the price at which such ADSs were first offered to the public on the date of our initial public offering. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

                                 6 July 29 December 31 December 31 December
                                  2000     2000        2001        2002
                                 ------ ----------- ----------- -----------
    NetEase.com, Inc.             100      19.74        4.13       73.87
    Nasdaq Composite Index        100      62.38       49.25       33.72
    Goldman Sachs Internet Index  100      41.91       24.21       20.37

                                 OTHER MATTERS

   We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.


                                          By Order of the Board of Directors,

                                          /s/  Ted Sun
                                          -----------------------------
                                          Ted Sun
                                          Member of the Board of Directors and
                                          Acting Chief Executive Officer

Dated: May 5, 2003

                                   EXHIBIT A

                    EXCERPT FROM ARTICLES OF ASSOCIATION OF
           NETEASE.COM, INC. ADOPTED BY SPECIAL RESOLUTION PASSED ON
                                 MAY 12, 2000

                                AUDIT COMMITTEE

114. The Audit Committee shall provide assistance to the Directors in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company. The Audit Committee's primary duties and responsibilities are to:

     (a) Oversee that management has maintained the reliability and integrity of the accounting policies and financial reporting and disclosure practices of the Company.

     (b) Oversee that management has established and maintained processes to assure that an adequate system of internal control is functioning with the Company.

     (c) Oversee that management has established and maintained processes to assure compliance by the Company with all applicable laws, regulations and corporate policy.

     The Audit Committee will fulfill these responsibility primarily by carrying out the activities enumerated in Article 117 of these Articles.

115. The Audit Committee shall be comprised of three or more directors as determined by the Directors. All members of practices, and at least one member of the Audit Committee shall have accounting or related financial management expertise. Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant. The members of the Audit Committee shall be elected by the Directors at the annual organisational qualified. Unless a Chairperson is elected by the Directors, the members of the Audit Committee may designate a chairperson by majority vote of the full Audit Committee membership. None of the following person shall be eligible to serve on the Audit Committee:

     (a) A Director who is employed by the Company or any of its affiliates for the current year or any of the past three years.

     (b) A Director who accepts any compensation from the Company or any of its affiliates in excess of US$60,000 during the previous fiscal year, other than compensation for board service, benefits under a tax-qualified retirement plan, or non-discretionary compensation.

     (c) A Director who is a member of the immediate family or an individual who is, or has been in any of the past three years, employed by the corporation or any of its affiliates as an executive officer. "Immediate family" includes a person's spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law and anyone who resides in such person's home.

     (d) A Director who is a partner in, or a controlling shareholder of an executive officer of, any for-profit business organisation to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company's securities) that exceed 5% of the company's consolidated gross revenues for that year, or US$200,000, wherever is more, in any of the past three years.

     (e) A Director who is employed as an executive of another entity where any of the Company's executives serve on that entity's compensation committee.

     (f) A Director who would otherwise be disqualified form serving on the Audit Committee under the listing rules of any securities exchange or security quotation system on which any of the Company's securities are listed.

116. The Audit Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Audit Committee should meet at least annually with management, the director of the internal auditing department and the Auditors separately to discuss any matters that the Audit Committee or each of these groups believe should be discussed privately. In addition, the Audit Committee or at least its chairperson should met with the Auditors and management quarterly to review the Company's accounts consistent with Article 117(c) below.

117. To fulfill its responsibilities and duties the Audit Committee shall:

     Documents/Reports Review

     (a) Review and reassess, at least annually, the adequacy of these Articles, an make recommendations to the Directors, as conditions dictate, to update these Articles.

     (b) Review with management and the Auditors the Company's annual financial statements, including a discussion with the Auditors of the matters required to be discussed by Statement of Auditing Standards No. 61.

     Independent Auditors

     (c) Review the performance of the Auditors and make recommendations to the Directors regarding the appointment or termination of the Auditors. The Audit Committee and the Directors have the ultimate authority and responsibility to select, evaluate, and where appropriate, replace the Auditors. The Auditors are ultimately accountable to the Audit Committee and the Directors for such Auditors' review of the financial statements and controls of the Company. On an annual basis, the Audit Committee should review and discuss with the Auditors all significant relationships the Auditors have with the Company to determine the Auditors' independence.

     (d) Oversee independence of the Auditors by:

        (i) receiving from the Auditors, on a periodic basis, a formal written statement delineating all relationships between the Auditors and the Company consistent with Independence Standards Board Standard 1;

       (ii) reviewing, and actively discussing with the Directors, if necessary, and the Auditors, on a periodic basis, any disclosed relationships or services between the Auditors and the Company or any other disclosed relationships or services that may impact the objectivity and independence of the Auditors; and

      (iii) recommending, if necessary, that the Directors take certain action to satisfy itself of the Auditors' independence.

     Financial Reporting Process

     (e) In consultation with the Auditors and the internal auditors, review the integrity of the Company's financial reporting processes, both internal and external.

     (f) Consider and approve, if appropriate, major changes to the Company's auditing and accounting principles and practices as suggested by the Auditors, management, or the internal auditing department.

     (g) Establish regular systems of reporting to the Audit Committee by each of management, the Auditors and the internal auditors regarding any significant judgements made in management's preparation of the financial statements and any significant difficulties encountered during the course of the review or audit, including any restrictions on the scope of work or access to required information.

     (h) Review any significant disagreement among management and the Auditors or the internal auditing department in connection with the preparation of the financial statements.

     Legal Compliance/General

     (i) Review, with the Company's counsel, any legal matter that could have a significant impact on the Company's financial statements.

     (j) Report through its chairperson to the Directors following meetings of the Audit Committee.

     (k) Maintain minutes or other records of meetings and activities of the Audit Committee.

                                   EXHIBIT B

                        CHARTER OF THE AUDIT COMMITTEE

                               NETEASE.COM, INC.

                             AUTHORITY AND PURPOSE

   The Audit Committee of NetEase.com, Inc. (the "Corporation") is appointed by the Corporation's Board of Directors (the "Board") to oversee the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation. The Audit Committee (the "Committee") shall undertake those specific duties and responsibilities listed below and such other duties as the Board shall from time to time prescribe. All powers of the Committee are subject to the restrictions designated in the Corporation's Memorandum and Articles of Association and applicable law.

                              STATEMENT OF POLICY

   The Committee shall oversee the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation. In so doing, the Committee shall endeavor to maintain free and open means of communication among the directors, the independent auditors and the financial management of the Corporation. In addition, the Committee shall review the policies and procedures adopted by the Corporation to fulfill its responsibilities regarding the fair and accurate presentation of financial statements in accordance with generally accepted accounting principles and applicable rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers (the "NASD") applicable to a Nasdaq listed issuer.

                      COMMITTEE STRUCTURE AND MEMBERSHIP

   The Committee shall be comprised of three or more directors, as determined by the Board. The Committee members shall be designated by the Board and shall serve at the discretion of the Board.

   Each member of the Committee shall be an independent director. For purposes hereof, an "independent director" shall be one:

    1. who accepts no consulting, advisory or other compensatory fee from the Corporation other than in his or her capacity as a member of the Committee, the Board or any other committee of the Board or is not otherwise an affiliated person of the Corporation,

    2. who is free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director, and

    3. who otherwise satisfies the then current laws applicable to members of the audit committee of the Corporation and the listing rules of any securities exchange or securities quotation system on which any of the Corporation's securities are listed.

   The Board shall use its best efforts to ensure that at least one member of the Committee shall be a "financial expert," as defined by Section 407 of the Sarbanes-Oxley Act of 2002, having an understanding of generally accepted accounting principles and financial statements, experience in the preparation or auditing of financial statements of companies generally comparable to the Corporation, experience in the application of generally accepted accounting principles in connection with the accounting for estimates, accruals and reserves, experience with internal accounting controls and an understanding of audit committee functions.

   Each member of the Committee shall be able to read and understand fundamental financial statements in accordance with the rules of the National Association of Securities Dealers (the "NASD") applicable to Nasdaq listed issuers. At least one member shall have past employment experience in finance or accounting, a professional certification in accounting or other comparable experience or background that results in the individual's possessing the requisite financial sophistication, including a current or past position as a chief executive or financial officer or other senior officer with financial oversight responsibilities.

   The quorum necessary for the transaction of business of the Committee shall be two, and all matters arising at a Committee meeting shall be determined by a majority of votes of the members present.

                                    POWERS

   The Committee shall have the power to conduct or authorize investigations into any matters within the Committee's scope of responsibilities. The Committee shall be empowered to engage independent counsel and other advisers, as it determines necessary to carry out its duties. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Those tasks are the responsibility of management and the independent auditor. The audit committee shall meet at least four times annually, or more frequently as circumstances dictate.

                               RESPONSIBILITIES

   The Committee's policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the Board and the Corporation's stockholders that the corporate accounting and reporting practices of the Corporation are in accordance with all requirements and are of the highest quality.

   In meeting its responsibilities, the Committee is expected to:

    1. Review and reassess the adequacy of this Charter annually.

    2. With respect to the Corporation's independent auditors:

       a. Appoint the Corporation's independent auditors, determine its compensation and oversee its work. The Committee shall preapprove all auditing services (including the provision of comfort letters) and non-audit services provided by the independent auditors to the Corporation and consider whether such services are permissible under applicable law. The Committee may delegate to one or more designated Committee members the authority to grant preapprovals required by the foregoing sentence. The decisions of any Committee member to whom authority is delegated hereunder shall be presented to the Committee at each of its scheduled meetings. The independent auditors shall be ultimately accountable to the Board and to the Committee as representatives of the Corporation's stockholders.

       b. Review the independence of the independent auditors, including a review of management consulting services provided by the independent auditors and related fees. The Committee shall require the independent auditors at least annually to provide a formal written statement delineating all relationships between the independent auditors and the Corporation consistent with the rules of the NASD applicable to Nasdaq listed issuers and request information from the independent auditors and management to determine the presence or absence of a conflict of interest. The Committee shall actively engage the auditors in a dialogue with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors. The Committee shall take, or recommend that the full Board take, appropriate action to oversee the independence of the auditors.

    3. Review with management the scope and responsibilities of an internal audit department and on the appointment, replacement, reassignment or dismissal of an internal audit department manager or director and work with management to reach a consensus on the foregoing.

    4. Review and discuss with management, before release, the audited financial statements and the Management's Discussion and Analysis proposed to be included in the Corporation's Annual Report on Form 20-F. Make a recommendation to the Board whether or not the audited financial statements should be included in the Corporation's Annual Report on Form 20-F.

    5. In consultation with management, cooperate with, and to the extent deemed appropriate by the members of the Committee, oversee, the members of any internal disclosure control task force or other group within the Corporation which is charged with gathering information for the Corporation's public reports and filings, considering the materiality of such information and determining disclosure obligations, and consider and respond to any issues and deficiencies relating to the Corporation's disclosure controls and procedures which are identified by management or such internal group.

    6. In consultation with the independent auditors, the internal audit department, if any, and management, consider and review at the completion of the annual examinations and such other times as the Committee may deem appropriate:

       a. The Corporation's annual financial statements and related notes.

       b. The independent auditors' audit of the financial statements and their report thereon.

       c. The independent auditors' reports regarding critical accounting policies, alternative treatments of financial information and other material written communications between the independent auditors and management.

       d. Any deficiency in, or suggested improvement to, the procedures or practices employed by the Corporation as reported by the independent auditors in their annual management letter.

    7. Periodically and to the extent appropriate under the circumstances, it may be advisable for the Committee, with the assistance of the independent auditors, the internal audit department, if any, and/or management, to consider and review the following:

       a. Any significant changes required in the independent auditors' audit plan or auditing and accounting principles.

       b. Any difficulties or disputes with management encountered during the course of the audit.

       c. The adequacy of the Corporation's system of internal financial controls.

       d. The effect or potential effect of any regulatory regime, accounting initiatives or off-balance sheet structures on the Company's financial statements.

       e. Any correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies.

       f. Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

    8. Discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as modified or supplemented.

    9. Obtain from the independent auditor assurance that it has complied with
       Section 10A of the Securities Exchange Act of 1934.

   10. Establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by the Corporation's employees of concerns regarding questionable accounting or auditing matters.

   11. Cooperate with the Corporation in preparing any reports of the Committee it intends to include in a proxy statement and any other reports required by applicable securities laws.

   12. Review, with the Corporation's counsel, any legal matter that could have a significant impact on the Corporation's financial statements.

   13. Report through its chairperson to the directors following meetings of the Committee.

   14. Maintain minutes or other records of meetings and activities of the Committee.

   15. Review the rationale for employing audit firms other than the principal independent auditors; and, where an additional audit firm has been employed, review the coordination of audit efforts to assure completeness of coverage, reduction of redundant efforts and the effective use of audit resources.

   16. Periodically review, before release, the unaudited operating results in the Corporation's quarterly earnings release and/or discuss the contents the quarterly earnings release with management.

   17. Meet periodically with or interview, in separate sessions, the chief financial officer, the senior internal auditing executive and the independent audit firm engagement partner.

                                                                   Exhibit 99.2

                     THIS PROXY IS SOLICITED ON BEHALF OF
                  THE BOARD OF DIRECTORS OF NETEASE.COM, INC.
                FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JUNE 5, 2003

   The undersigned shareholder of NETEASE.COM, INC., a Cayman Islands company (the "Company"), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated May 5, 2003, and hereby appoints Ted Sun and Denny Lee or any one of them, proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on June 5, 2003 at 10:00 a.m., Beijing time, at the Company's principal executive offices, Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing, People's Republic of China 100738, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1: RE-ELECT THE FOLLOWING DIRECTORS TO SERVE FOR THE ENSUING YEAR AND UNTIL THEIR SUCCESSORS ARE ELECTED AND DULY QUALIFIED:

1. WILLIAM DING               5. MICHAEL LEUNG
2. TED SUN                    6. JOSEPH TONG
3. DENNY LEE                  7. MICHAEL TONG
4. RONALD LEE

[  ] FOR ALL NOMINEES      [  ] AGAINST ANY           [  ] WITHHOLD AUTHORITY
                           INDIVIDUAL NOMINEE (WRITE  TO VOTE FOR ANY
                           NUMBER(S) OF NOMINEE(S)    INDIVIDUAL NOMINEE (WRITE
                           BELOW).                    NUMBER(S) OF NOMINEES(S)
                                                      BELOW).

                           -----------------          -----------------

PROPOSAL NO. 2: Appoint PricewaterhouseCoopers as independent auditors of NetEase.com, Inc. for the fiscal year ending December 31, 2003.

        [  ] FOR                 [  ] AGAINST               [  ] ABSTAIN

PROPOSAL NO. 3: TO approve AS A SPECIAL RESOLUTION the proposal "THAT the articles numbered 114 to 117 (inclusive) in NetEase.com, Inc.'s Articles of Association be and are hereby deleted in their entirety. This would remove the provisions related to the composition, duties and operations of the audit committee of the board of directors, which provisions will be replaced by a new audit committee charter that has been adopted by the board of directors and will become effective upon shareholder approval of this proposal as a special resolution.

        [  ] FOR                 [  ] AGAINST               [  ] ABSTAIN

PROPOSAL NO. 4: To authorize NetEase.com, Inc.'s board of directors, in its discretion, to cause NetEase.com to repurchase ordinary shares or American Depositary Receipts representing ordinary shares of NetEase.com from time to time and at any time through open-market transactions, block purchases or privately negotiated transactions at such prices and terms as determined by the board of directors, out of funds legally available therefore and subject to applicable law; provided that no such share repurchase shall be implemented for the purpose of materially reducing the liquidity of NetEase.com's securities on the Nasdaq National Market or of engaging in a "going private" transaction.

        [  ] FOR                 [  ] AGAINST               [  ] ABSTAIN


                                          DATED: ______________, 2003

                                          SHAREHOLDER NAME:

                                          -----------------------------


                                          -----------------------------
                                          Signature


                                          -----------------------------
                                          Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

                        Please date, sign and mail this
                     proxy card back as soon as possible!

                                                                   Exhibit 99.3

1. To re-elect seven directors to serve for the ensuing year and until their successors are elected and duly qualified.
   William Ding
   Ted Sun
   Denny Lee
   Ronald Lee
   Michael Leung
   Joseph Tong
   Michael Tong
2. To appoint PricewaterhouseCoopers as independent auditors of NetEase.com, Inc. for the fiscal year ending December 31, 2003.
3. To approve AS A SPECIAL RESOLUTION the proposal "THAT the articles numbered 114 to 117 (inclusive) in NetEase.com, Inc.'s Articles of Association be and are hereby deleted in their entirety." This would remove the provisions related to the composition, duties and operations of the audit committee of the board of directors, which provision will be replaced by a new audit committee charter that has been adopted by the board of directors and will become effective upon shareholder approval of this proposal as a special resolution.
4. To authorize NetEase.com, Inc.'s board of directors, in its discretion, to cause NetEase.com to repurchase ordinary shares or American Depositary Receipts representing ordinary shares of NetEase.com from time to time and at any time through open-market transactions, block purchases or privately negotiated transactions at such prices and terms as determined by the board of directors, out of funds legally available therefore and subject to applicable law; provided that no such share repurchase shall be implemented for the purpose of materially reducing the liquidity of NetEase.com's securities on the Nasdaq National Market or of engaging in a "going private" transaction.

          [_] Mark, Sign, Date and Return  [X]
              The Proxy Card Promptly      Votes must be indicated
              Using the Exclosed Envelope. (x) in Black or Blue Ink.

     1.      FOR AGAINST ABSTAIN               FOR AGAINST ABSTAIN           FOR       AGAINST       ABSTAIN
William Ding [_]   [_]     [_]   Michael Leung [_]   [_]     [_]   3.        [_]         [_]           [_]
Ted Sun      [_]   [_]     [_]     Joseph Tong [_]   [_]     [_]   4.        [_]         [_]           [_]
Denny Lee    [_]   [_]     [_]    Michael Tong [_]   [_]     [_]   In its discretion, the proxy is authorized to
                                                                   vote upon such other business as mayu
                                                                   properly come before the meeting or any
Ronald Lee   [_]   [_]     [_]              2. [_]   [_]     [_]   adjoumment or poswtponement thereof.

                                                     SCAN LINE

                                   The Voting instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

                                   Date    Share Owner sign here      Co-Owner
                                   sign here

                               NETEASE.COM, INC.
              Instructions to The Bank of New York, as Depositary
       (Must be received prior to the close of business on June 3, 2003)

   The undersigned registered holder of American depositary receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of NetEase.com, Inc. registered in the name of the Undersigned on the books of the Depositary as of the close of business on April 22, 2003 at the Annual General Meeting of Shareholders of NetEase.com, Inc. to be held at 10:00 a.m. on June 5, 2003, at the Towers, Oriental Plaza, Dong Cheng District, Beijing, in respect of the resolutions specified on the reverse.

NOTE:
1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.
2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

To change your address, please mark this box.        [_]

To include any comments, please mark this box.       [_]

   Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.